Exhibit (a)(7)

Telephone Election System Script
for eligible employees in
the United States (for
acceptance and withdrawal of
eligible options)

“Welcome to The Bank of New York’s telephone election system for the Delphi Corporation exchange offer. You may use this system either to tender your eligible options or withdraw your previously tendered eligible options at any time prior to 5:00 p.m., Eastern Standard Time, on December 17th, 2003 (or such later time and date if Delphi extends the offer). You should carefully read the Offer to Exchange and all other related documents that you received in the mail before proceeding.”

“To continue using this telephone election system, you will need to enter the control number printed in the black box on your acceptance form that you received with the Offer to Exchange. Please enter your control number, followed by the pound sign.”

If validated, then:

“Your telephonic acceptance or withdrawal is subject to the terms and conditions set forth in the Offer to Exchange and indicated on your printed acceptance form. The use of this telephone election system to tender your eligible options has the same legal effect as signing and returning your printed acceptance form by mail.”

“Please do not hang up until you receive verbal confirmation that your telephonic acceptance or withdrawal has been processed. It will not be effective until this time.”

“Your acceptance form lists all of your outstanding eligible options. To tender all of your eligible options, press 1. To withdraw your previously tendered eligible options, press 2.”

If 1a, then:

“You have elected to tender all of your eligible options. If this is correct, press 1. If this is incorrect, press 2.

If 2b then:

“You have elected to withdraw all of your previously tendered eligible options. Please note that once you have validly withdrawn from the offer, you may re-accept the offer, but only by again properly following the acceptance procedures set forth in Section 4 of the Offer to Exchange. If this is correct, press 1. If this is incorrect, press 2.

If 1a, then:

“You have elected to accept the offer and tender all of your eligible options listed on your acceptance form in accordance with the terms and conditions set forth in the Offer to Exchange and on your acceptance form. Your telephonic acceptance of the offer has now been processed. As a reminder, your last transaction of record at 5:00 p.m., Eastern Standard Time, on December 17, 2003 (or such later time and date if Delphi extends the offer) will be the effective transaction. Thank you for calling The Bank of New York’s telephone election system. Goodbye.”

If 2a, then go back to the beginning.

If 1b, then:

“You have elected to withdraw all of your previously tendered eligible options. Your eligible options will not be cancelled and will remain outstanding without any changes to any terms or conditions of such options. Your telephonic withdrawal from the offer has now been processed. As a reminder, your last transaction of record at 5:00 p.m., Eastern Standard Time, on December 17, 2003 (or such later time and date if Delphi extends the offer) will be the effective transaction. Thank you for calling The Bank of New York’s telephone election system. Goodbye.”

If 2b, then go back to the beginning.